

13030040

COMMISSION
549

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SEC FILE NUMBER
8 - 48723

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Alliance Securities, LLC, formerly, National Alliance Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 LBJ Freeway, Suite 710
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford A. Phillips (469) 522-4309
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradford A. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **National Alliance Securities, LLC, formerly, National Alliance Securities Corporation**, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


Erica Cleveland
My Commission Expires
06/21/2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Managing Members
National Alliance Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of National Alliance Securities, LLC (the Company), formerly, National Alliance Securities Corporation as of December 31, 2012, and the related statements of income, changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Alliance Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 27, 2013

NATIONAL ALLIANCE SECURITIES, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	317,436
Cash segregated under federal regulations		13,709
Certificate of deposit		64,320
Receivable from clearing broker-dealer		1,768,764
Accounts receivable - other		32,196
Debt securities		90,364,260
Debt securities purchased under agreements to resell		5,232,000
Trading deposit		9,303,960
Clearing deposit		250,000
Property and equipment at cost, net of accumulated depreciation $90,939		158,684
Other assets		196,059
TOTAL ASSETS	$	107,701,388

Liabilities and Members' Capital

Liabilities		
Accounts payable and accrued expenses	$	225,348
Accrued commissions payable		1,038,268
State income tax payable		56,086
Federal income tax payable		111,984
Debt securities sold, not yet purchased		33,527,761
Debt securities sold under agreements to repurchase		26,851,647
Payable to clearing broker-dealer		35,757,345
Total Liabilities		97,568,439
Members' capital		10,132,949
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	107,701,388

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES, LLC

Statement of Income

Year Ended December 31, 2012

Revenue

Trading profits, net of trading interest expense of $490,171	$	7,743,784
Securities commissions		7,526,852
Other revenue		167,959
Interest		3,366,306
Total Revenue		18,804,901

Expenses

Administrative costs - related party		60,000
Clearing and execution costs		1,014,144
Communications		90,239
Compensation and related costs		12,093,564
Depreciation		58,586
Dues and subscriptions		404,531
News and quotes		1,623,256
Occupancy and equipment		455,152
Other expenses		104,411
Professional fees		200,488
Regulatory fees		133,314
Travel and entertainment		279,196
Total Expenses		16,516,881
Net income before income taxes		2,288,020
Income taxes		1,881,602
NET INCOME	$	406,418

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES, LLC
Statement of Changes in Members' Capital
Year Ended December 31, 2012

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Members' Capital	Total
Balances at December 31, 2011	10,508,750	$ 105,088	$ 22,795,652	$ (11,803,754)	$ -	$ 11,096,986
Common stock issued	125,000	1,250	123,750	-	-	125,000
Net income	-	-	-	406,418	-	406,418
Dividends declared and paid on common stock	-	-	-	(1,495,455)	-	(1,495,455)
Conversion from a corporation to limited liability company	(10,633,750)	(106,338)	(22,919,402)	12,892,791	10,132,949	-
Balances at December 31, 2012	-	$ -	$ -	$ -	$ 10,132,949	$ 10,132,949

See notes to financial statements.

NATIONAL ALLIANCE SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows From Operating Activities:	
Net income	$ 406,418
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on debt securities	624,138
Depreciation	58,586
Deferred income tax	640,000
Change in assets and liabilities	
Increase in cash segregated under federal regulations	(13,709)
Increase in receivable from clearing broker-dealer	(992,591)
Increase in accounts receivable - other	(32,196)
Decrease in prepaid federal income tax	125,615
Increase in debt securities	(43,776,050)
Increase in debt securities purchased under agreements to resell	(5,232,000)
Decrease in trading deposit	315,040
Decrease in advance to related party	79,644
Increase in other assets	(93,137)
Decrease in accounts payable and accrued expenses	(7,626)
Increase in accrued commissions payable	188,759
Decrease in profit sharing payable	(374,000)
Increase in state income tax payable	56,086
Increase in federal income tax payable	111,984
Increase in debt securities sold, not yet purchased	12,207,671
Increase in debt securities sold under agreements to repurchase	10,785,117
Increase in payable to clearing broker-dealer	26,038,753
Net cash provided by operating activities	1,116,502
Cash Flows From Investing Activities:	
Increase in certificate of deposit	(320)
Purchase of property and equipment	(100,477)
Net cash used in investing activities	(100,797)
Cash Flows From Financing Activities:	
Common stock issued	125,000
Common stock dividends paid	(1,495,455)
Net cash used in financing activities	(1,370,455)
Net decrease in cash and cash equivalents	(354,750)
Cash and cash equivalents at beginning of year	672,186
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 317,436

Non Cash Financing Activities:

The Company converted from a corporation to limited liability company effective December 31, 2012.

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 490,171
Income taxes:	
Federal	$ 420,743
State	527,174
	$ 947,917

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

National Alliance Securities, LLC (Company), formerly, National Alliance Securities Corporation (NASC) began operations in June 2003, under the laws of the State of Nevada. NASC was converted from a corporation to a limited liability company effective December 31, 2012. The conversion is a change in legal form and tax status. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's operations consist primarily in trading of debt securities for its own account and brokering debt securities for institutional accounts. Debt securities consist of U.S. government securities, mortgage backed securities, municipal bonds and corporate bonds. The Company also trades debt securities in the secondary wholesale market. The majority of the Company's customers are institutions and broker-dealers located throughout the United States.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2) (ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company's trading for its own account is also executed through its clearing broker-dealer.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds and highly liquid investments not held for segregation or trading purposes with original maturity dates of three months or less.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note 2. The increase or decrease in fair value is included in trading profits in the accompanying statement of income.

Property and Equipment

Property and equipment consist of office furniture and equipment, and are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method based on estimated useful lives of two to five years.

Debt Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of debt securities the Company has sold that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded on the trade date and valued at their estimated fair value, as described in Note 2. The increase or decrease in fair value is included in trading profits in the accompanying statement of income.

Collateralized Financing Agreements

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) or securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are carried at fair value as described in Note 2. Interest on such contract amounts is accrued and is included in repo and reverse repo balances.

Dividends to Shareholders

The Company records dividends to its shareholders on the declaration date.

Revenue Recognition

Trading profits, securities commissions and the related expenses are recorded on a trade date basis as the transactions occur.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Soft Dollar Transactions

Soft dollar securities commissions and the related expenses are recorded on a trade date basis as the transactions occur. The Company segregates cash under federal regulations for the benefit of customers. Related expenses consist of qualified research designated on behalf of the customer and paid by the Company from segregated cash.

Income Taxes/Change in Tax Status

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of current and deferred taxes. Deferred taxes represent the future tax benefits or consequences of the differences between financial and tax reporting.

The Company converted from a corporation to a limited liability company effective December 31, 2012. Beginning in 2013, the Company will file its federal income tax return as a partnership; resulting in the taxable income or loss of the Company includable in the income tax returns of the members.

The current year deferred tax expense resulted from writing off the deferred tax asset due to the change in tax status.

The Company is subject to various state taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2012, open federal tax years include the tax years ended December 31, 2009 through December 31, 2011.

Note 2 - Fair Value of Financial Instruments

The Company has adopted authoritative fair valuation accounting standards which establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. These standards require additional disclosures about the various inputs and valuation techniques used to develop the measurements of fair value and a discussion in changes in valuation techniques and related inputs during the period and expanded disclosure of valuation levels for major security types.

Note 2 - Fair Value of Financial Instruments (cont'd)

These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurements.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which are significant inputs and significant value drivers are observed in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public Information exists or instances prices vary substantially over time or among brokered market makers.

Level 3 – Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the asset or liability based on the best available information.

Following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis.

Investments in debt securities, reverse repurchase agreements, repurchase agreements and debt securities sold, not yet purchased are carried at estimated fair value and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Company's clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 2 - Fair Value of Financial Instruments (cont'd)

The following table summarizes the valuation of the Company's major security types by the fair value hierarchy levels as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Assets				
Debt Securities Purchased Under				
Agreements to Resell	$ -	$ 5,232,000	$ -	$ 5,232,000
Debt Securities Owned	-	90,364,260	-	90,364,260
Totals	$ -	$95,596,260	$ -	$95,596,260
Liabilities				
Debt Securities Under Agreements				
to Repurchase	$ -	$26,851,647	$ -	$26,851,647
Debt Securities Sold, Not Yet Purchased	-	33,527,761	-	33,527,761
Totals	$ -	$60,379,408	$ -	$60,379,408

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2012, the Company recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Company during 2012.

Note 3 - Transactions with Clearing Broker-Dealer

The Company had a clearing agreement with its clearing broker-dealer, First Southwest Securities Company, to provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000.

The Company also has a trading deposit with its clearing broker dealer of $9,303,960. This trading deposit is required to satisfy margin requirements associated with the Company's trading inventory. The amount of margin required varies on a daily basis depending on the amount and type of securities held in the Company's inventory trading accounts.

Note 3 - Transactions with Clearing Broker-Dealer (cont'd)

The Company had a margin payable to the clearing broker-dealer of $35,757,345 at December 31, 2012. This payable balance fluctuates as the Company purchases and sells securities for its own account, through the clearing broker-dealer. Interest is calculated daily (1.625% at December 31, 2012), based on a fixed spread over the federal funds rate and paid monthly.

Note 4 - Debt Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are collateralized financing agreements. Reverse repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (borrower). The Company receives collateral in the form of debt securities in connection with reverse repurchase agreements. The agreement gives the Company a right, in the event of default, to liquidate the collateral held and to offset any payables to the borrower. There were four reverse repurchase transactions outstanding at December 31, 2012 with a total contracted repurchase amount of $5,232,000. The fair value of debt securities received as collateral under agreements to resell totaled $5,314,154. The Company is permitted to and sold the securities held as collateral; therefore, is obligated to purchase similar securities at the future date to close the reverse repurchase transactions. In the event the collateral value decreases, additional collateral would be required. Interest varies on each repurchase transaction, is calculated daily, (0.50% at December 31, 2012), based on a fixed spread over the federal funds rate and received when the obligations are settled.

Note 5 - Debt Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are collateralized financing agreements for debt securities the Company owns. Repurchase activities were transacted under master repurchase agreements with two national broker-dealers (lenders). The Company pledges debt securities to collateralize repurchase agreements. The agreements give the lender a right, in the event of default, to liquidate the collateral held and to offset any receivables from the Company. There were eighteen repurchase transactions outstanding at December 31, 2012 with a total contracted repurchase liability of $26,851,647. The fair value of debt securities provided by the Company as collateral under these agreements to repurchase totaled $28,305,464. In the event the collateral value decreases, additional collateral would be required. Interest varies on each repurchase transaction, is calculated daily, (0.45 to 0.70% at December 31, 2012), based on a fixed spread over the federal funds rate and paid when the obligations are settled.

Note 6 - Members' Capital

Prior to the conversion from a corporation to a limited liability company the total number of shares of all classes of stock the Company had the authority to issue was 30,000,000 shares, par value $.01 per share, divided into 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. There were no series of Preferred Stock designated.

Effective December 31, 2012, the Company converted to a limited liability company and each common shareholder received a pro-rata membership interest in the Company.

Note 7 - Dividends to Shareholders

The Company declared a dividend on the Common Stock of $44,474 to shareholders of record as of May 07, 2012. The dividends were paid on May 15, 2012.

The Company declared a dividend on the Common Stock of $460,935 to shareholders of record as of July 20, 2012. The dividends were paid on July 26, 2012.

The Company declared a dividend on the Common Stock of $479,589 to shareholders of record as of October 23, 2012. The dividends were paid on October 26, 2012.

The Company declared a dividend on the Common Stock of $510,457 to shareholders of record as of December 20, 2012. The dividends were paid on December 27, 2012.

Total dividends declared and paid on Common Stock during 2012, before conversion from a corporation to a limited liability company, were $1,495,455.

Note 8 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $2,595,354, which was $2,278,861, in excess of its required net capital of $316,493. The Company's net capital ratio was 1.83 to 1.

Note 9 - Deferred Compensation Plan

The Company has a deferred compensation plan for certain traders. Under this plan, deferred compensation amounts are accrued monthly based on individual trader profitability and is paid in cash over the following two years. For the year ended December 31, 2012, the Company incurred deferred compensation expense of $8,211, which is recorded as compensation and related costs in the accompanying statement of income. At December 31, 2012, the Company had deferred compensation payable totaling $47,633, which is included in accrued commission payable in the accompanying statement of financial condition.

Note 10 - Retirement Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions and Company contributions vest immediately. For the year ended December 31, 2012, the Company made matching contributions totaling $22,005 and no profit sharing contribution. The Company incurred $5,675 in expenses related to the plan. Matching contributions and plan expenses are recorded as compensation and related costs in the accompanying statement of income.

Note 11 - Income Taxes

The provision for income taxes consisted of the following:

Current expense:	
Federal	$ 658,342
States	583,260
	1,241,602
Deferred expense:	
Federal	640,000
States	-
	640,000
Income taxes	$ 1,881,602

The current year deferred federal income tax provision has resulted from writing off the deferred tax asset due to the change in tax status. The Company converted from a corporation to a limited liability company effective December 31, 2012.

Note 11 - Income Taxes (cont'd)

The following table reconciles the provision for income taxes to the Company's U.S. federal statutory income tax rate.

U.S. federal statutory rate	34%
Unrealized losses	11%
Net operating loss carry forward	(4.4%)
Other	(2%)
Effective income tax rate	38.6%

Note 12 - Related Party Transactions

A related party regularly advances payroll and other costs on behalf of the Company, which the Company settles on a regular basis. The Company incurred and paid administrative costs to this related party in the amount of $60,000 during the year.

The Dallas, TX office is leased from an affiliate of a shareholder, currently on a month to month basis.

The Company has a related party customer with a margin debit balance requiring a net capital deduction. See Note 13, Contingencies.

Note 13 - Commitments and Contingencies

Operating Leases:

The Company leases branch office facilities in Encino, CA, Denver, CO, Boston, MA, Cornelius, NC, Wyckoff, NJ, New York, NY, Austin, TX, and Houston, TX under non-cancellable operating lease agreements expiring at various times from 2013 thru 2017. The Company also has an office in Dallas, TX which is currently on month to month lease. Rent expense for the year totaled $356,227 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 13 - Commitments and Contingencies (cont'd)

Operating Leases (cont'd):

Future minimum lease commitments for each of the years ending December 31 are as follows:

2013	$ 288,928
2014	186,149
2015	191,965
2016	162,314
2017	19,552
Total	$ 848,908

Contingencies:

The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business. On January 25, 2013 an arbitration was filed against the Company and certain officers/shareholders seeking material damages by another broker-dealer alleging an unlawful raid of claimant's producers which resulted in the mass, orchestrated resignation and departure of the employees. In addition, claimant alleged violation of fiduciary duties by former employees and an officer of the claimant, who are now employees of the Company. No evaluation of the likely outcome or reasonable estimate of range of potential loss can be made by the Company after consultation with legal counsel as the arbitration process is in the early stages. The Company intends to vigorously defend itself and all parties against this arbitration; however, the ultimate outcome of this arbitration could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

The Company has two related party customers with margin debit balances due to the Company's clearing broker-dealer totaling approximately $2.5 million at December 31, 2012. An officer and a shareholder have pledged additional assets as collateral against the balance with an aggregate fair value of approximately $500,000. The Company has recorded a net capital deduction of approximately $2.0 million which is included in other deductions in Supplementary Schedule I, Computation of Net Capital. The margin debit balances due to the clearing broker-dealer are being reduced by customer monthly payments towards the debit balance.

Note 14 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that Customer transactions are executed properly by the clearing broker-dealer. See Note 12, Contingencies.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

Note 15 - Concentration of Credit Risk

The Company is subject to concentration risk by holding large positions in debt securities.

The Company has a receivable, debt securities, trading deposit and a clearing deposit, due from and held by its clearing broker-dealer totaling $101,686,984 or approximately 94% of total assets at December 31, 2012.

The Company also has securities sold, not yet purchased and a payable to its clearing broker-dealer, totaling $69,285,106 or approximately 71% of total liabilities.

Note 16 - Subsequent Events

On January 25, 2013 an arbitration was filed against the Company and other officers/shareholders by another broker-dealer seeking material damages (See Note 13).

The Company declared a distribution of $219,563 on February 04, 2013 to members of record on December 31, 2012, payable on February 07, 2013.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2012, through February 27, 2013, the date the financial statements were available to be issued.

Supplementary Schedule I

NATIONAL ALLIANCE SECURITIES, LLC

Supplementary Information Pursuant to Rule 17a-5

December 31, 2012

Computation of Net Capital		
Total members' capital qualified for net capital	$	10,132,949
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable - other		32,196
Property and equipment, net		158,684
Other assets		196,059
Other deductions/or charges		2,357,843
Total deductions and/or charges		2,744,782
Net capital before haircuts on securities positions		7,388,167
Haircuts on securities:		
Money market and certificate of deposits		18,485
U.S. Government obligations		3,566,396
State and municipal obligations		680,750
Corporate obligations		477,425
Stock and warrants		8,234
Undue concentration		41,523
Total haircuts on securities		4,792,813
Net Capital	$	2,595,354
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	225,348
Accrued commissions payable		1,038,268
Contingent liability		3,315,712
State income tas payable		56,086
Federal income tas payable		111,984
Total aggregate indebtedness	$	4,747,398
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	316,493
Net capital in excess of minimum requirement	$	2,278,861
Ratio of aggregate indebtedness to net capital		1.83 to 1

See accompanying independent auditor's report.

Supplementary Schedule I (continued)

NATIONAL ALLIANCE SECURITIES, LLC
Supplementary Information Pursuant to Rule 17a-5
December 31, 2012

Reconciliation of Computation of Net Capital

The computation of net capital does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2012 as filed by National Alliance Securities, LLC, formerly, National Alliance Securities Corporation on form X-17a-5.
Accordingly no reconciliation is necessary.

Reconciliation of Aggregate Indebtedness

Aggregate Indebtedness as originally reported by Company in Part II of Form X-17a-5 as of December 31, 2012 (unaudited)	$	1,431,686
Adjustments:		
Increase in contingent liability		3,315,712
Aggregate Indebtedness	$	4,747,398

Reconciliation of Computation of Basic Net Capital Requirement

Computation of Basic Net Capital as originally reported by Company in Part II of Form X-17a-5 as of December 31, 2012 (unaudited)	$	250,000
Adjustments:		
Increase in requirement due to increase in aggregate indebtedness		66,493
Computation of Basic Net Capital Requirement	$	316,493

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Managing Members
National Alliance Securities, LLC

In planning and performing our audit of the financial statements of National Alliance Securities, LLC (the Company), formerly, National Alliance Securities Corporation as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Members, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BRAD A. KINDER, CPA

Flower Mound, Texas
February 27, 2013

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Managing Members
National Alliance Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by National Alliance Securities, LLC, formerly, National Alliance Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating National Alliance Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). National Alliance Securities, LLC's management is responsible for the National Alliance Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, (check issued and wire transfer), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (there were no adjustments), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, (none), noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 27, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048723 FINRA DEC
NATIONAL ALLIANCE SECURITIES CORPORATION 18*18
1605 LBJ FWY STE 710
DALLAS TX 75234-6099

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 44,477

B. Less payment made with SIPC-6 filed (**exclude interest**) (18,984)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 25,493

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 25,493

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Alliance Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28 day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 19,295,073

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,014,144

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 490,170

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,504,314

2d. SIPC Net Operating Revenues $ 17,790,759

2e. General Assessment @ .0025 $ 44,477

(to page 1, line 2.A.)